Exhibit 11

NANOPHASE TECHNOLOGIES CORPORATION

STATEMENTS REGARDING COMPUTATION OF LOSS PER SHARE

	Years ended December 31,
	2001	2000	1999
Weighted average common shares outstanding	13,667,062	13,390,741	12,690,483

Net loss	$(5,740,243)	$(4,518,327)	$(5,117,067)

Net loss per common share-basic and diluted	$(0.42)	$(0.34)	$(0.40)